Exhibit 99.4

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF Cnova N.V. October 27, 2016 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of and Agenda for the Extraordinary General Meeting of Shareholders and the Shareholder’s Circular prepared in connection with the Agenda for the Extraordinary General Meeting of Shareholders, the draft deeds of amendment to the articles of association, and other relevant materials are available at www.cnova.com. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00030303330333330000 9 102716 changes to the registered name(s) on the account may not be submitted via Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, guardian or other fiduciary, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSALS 2 THROUGH 11. IF NO VOTE IS RECORDED, YOUR VOTE SHALL BE CONSIDERED A VOTE FOR THE AGENDA ITEM(S) CONCERNED. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN Agenda item 2. Reduction of the Company’s issued share capital through cancellation of special voting shares in the capital of the Company Agenda item 3. Approval pursuant to section 2:107a of the Dutch Civil Code and article 15.11 of the Company's articles of association in relation to the proposed reorganization Agenda item 4. Subject to Mr. Estermann's resignation becoming effective, release from liability of Mr. Estermann with respect to the performance of his duties Agenda item 5. First amendment to the Company’s articles of association Agenda item 6. Designation of each member of the Board of Directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the first amendment to the Company’s articles of association Agenda item 7. Reallocation of reserves Agenda item 8. Distribution from the Company’s special distribution reserve Agenda item 9. Reduction of the Company’s issued share capital through cancellation of all special distribution shares in the capital of the Company Agenda item 10. Second amendment to the Company’s articles of association Agenda item 11. Designation of each member of the Board of Directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the second amendment to the Company's articles of association To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that this method. Signature of Shareholder Date: Signature of ShareholderDate:

- 0 CNOVA N.V. Proxy For Extraordinary General Meeting of Shareholders (Must be presented at the meeting or received prior to 11:59 P.M. United States Eastern Daylight Time on October 24, 2016) The undersigned hereby appoints Vistra B.V., in its capacity as sole member of the proxy committee of Cnova N.V., acting singly, as proxy of the undersigned, with full power of substitution and revocation, to attend and address the Extraordinary General Meeting of Shareholders of Cnova N.V. to be held in Amsterdam, the Netherlands on Thursday, October 27, 2016, at 2.00 p.m. CET and, in general, to exercise all rights of the undersigned in respect of the ordinary shares in the capital of Cnova N.V., nominal value EUR 0.05 per share, to which the undersigned is entitled on September 29, 2016 (the “Shares”) in its discretion upon all matters which may properly come before such meeting, and instructs such proxy to endeavor to vote or cause to be voted the Shares at such meeting in the man-ner specified on the reverse side hereof. If no direction is made, this proxy will be voted, as recommended by the board of directors of Cnova N.V., FOR each of the proposals (2) through (11). This proxy is governed by Dutch law. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. (Continued and to be signed on the reverse side.) 14475 1.1